UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of report: August 2, 2006

Commission file number 1- 12874

TEEKAY SHIPPING CORPORATION
(Exact name of Registrant as specified in its charter)

Bayside House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas
(Address of principal executive office)

          [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F          X           Form 40- F

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):          ]

Yes                     No          X

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):          ]

Yes                     No          X

          [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No          X

          [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-          ]

Item 1 - Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay Shipping Corporation (the “Company”), dated August 2, 2006.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.

• REGISTRATION STATEMENT ON FORM F-3 (NO. 33-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;
• REGISTRATION STATEMENT ON FORM S-8 (NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000;
• REGISTRATION STATEMENT ON FORM F-3 (NO. 333-102594) FILED WITH THE SEC ON JANUARY 17, 2003; AND
• REGISTRATION STATEMENT ON FORM S-8 (NO. 333-119564) FILED WITH THE SEC ON OCTOBER 6, 2004

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 2, 2006	TEEKAY SHIPPING CORPORATION By: /s/ Peter Evensen Peter Evensen Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT I

TEEKAY SHIPPING CORPORATION Bayside House, Bayside Executive Park, West Bay Street & Blake Road P.O. Box AP-59212, Nassau, Bahamas

EARNINGS RELEASE

TEEKAY REPORTS
SECOND QUARTER RESULTS

Highlights

  Reported second quarter net income of $20.4 million, or $0.27 per share (including specific items which decreased net income by $29.4 million, or $0.39 per share)(1)
  Generated $120.7 million in cash flow from vessel operations
  Announced plans to create a Master Limited Partnership for offshore business
  Announced $150 million increase to share repurchase program
  Repurchased 1.3 million shares for a total cost of $54.3 million since last reported on June 12, 2006
  Ordered two additional Suezmax newbuildings, scheduled for delivery in early 2009

Nassau, The Bahamas, August 2, 2006 — Teekay Shipping Corporation (Teekay or the Company) (NYSE: TK) today reported net income of $20.4 million, or $0.27 per share, for the quarter ended June 30, 2006, compared to net income of $104.6 million, or $1.23 per share, for the quarter ended June 30, 2005. The results for the quarters ended June 30, 2006 and 2005 included a number of specific items that had the net effect of decreasing net income by $29.4 million, or $0.39 per share, in the second quarter of 2006, and increasing net income by $12.7 million, or $0.15 per share, in the second quarter of 2005, as detailed in Appendix A to this release. Net voyage revenues(2) for the second quarter of 2006 were $311.2 million, compared to $381.8 million for the same period in 2005, and income from vessel operations decreased to $68.9 million from $131.5 million, which included $15.9 million in gains on vessel sales.

Net income for the six months ended June 30, 2006 was $122.1 million, or $1.62 per share, compared to $383.6 million, or $4.42 per share, for the same period last year. The results for the six months ended June 30, 2006 included a number of specific items that had the net effect of decreasing net income by $46.8 million, or $0.62 per share, as detailed in Appendix A to this release. The results for the six months ended June 30, 2005 included a number of specific items that had the net effect of increasing net income by $146.5 million, or $1.69 per share, also as detailed in Appendix A to this release. Net voyage revenues(2) for the six months ended June 30, 2006 were $703.6 million, compared to $800.7 million for the same period in 2005, and income from vessel operations decreased to $211.6 million from $401.4 million, which included $117.7 million in gains on vessel sales.

Teekay Offshore Partners L.P.

On June 12, 2006, Teekay announced that its Board of Directors has approved a plan to create a new publicly-traded master limited partnership, Teekay Offshore Partners L.P., that will focus on providing marine solutions to the growing offshore energy sector. Following the initial public offering, Teekay will own the partnership’s general partner and a majority of the partnership’s units. The Company expects to file with the U.S. Securities and Exchange Commission a registration statement for the initial public offering of the common units of Teekay Offshore Partners L.P. during the second half of 2006.

Share Repurchase Program Update

On June 12, 2006, the Company announced that its Board of Directors had authorized a $150 million increase to its existing share repurchase program, resulting in a total remaining repurchase authorization of $186 million on that date. Since June 12, 2006, the Company has repurchased 1.3 million shares at an average price of $40.92 per share, for a total cost of $54.3 million, resulting in $132.1 million remaining under the existing share repurchase authorization. Since the end of November 2004, when Teekay announced the authorization of its initial share repurchase program, the Company has repurchased a total of 19.2 million shares for a total cost of $801.7 million.

As at June 30, 2006, the Company had 73.7 million common shares issued and outstanding.

(1)	Please read Appendix A to this release for information about specific items affecting net income.

(2)	Net voyage revenues represents voyage revenues less voyage expenses. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company’s Web site at www.teekay.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

Operating Results

The following table highlights certain financial information for Teekay’s three main segments: the fixed-rate tanker segment, the fixed-rate liquefied natural gas (LNG) segment, and the spot tanker segment (Please read the “Teekay Fleet” section of this release below and Appendix B for further details):

-------------------------------------------------------------------------------------------------------------
                                        Three Months Ended                       Three Months Ended
                                           June 30, 2006                            June 30, 2005
                                            (unaudited)                              (unaudited)

                               Fixed-     Fixed-                       Fixed-     Fixed-
                                Rate       Rate     Spot                Rate       Rate     Spot
(in thousands of               Tanker      LNG     Tanker              Tanker      LNG     Tanker
 U.S. dollars)                 Segment   Segment   Segment    Total    Segment   Segment   Segment    Total
----------------------------- --------- --------- --------- --------- --------- --------- --------- ---------

Net voyage revenues            159,230    22,119   129,821   311,170   171,856    24,776   185,212   381,844

Vessel operating expenses       33,012     4,828    13,863    51,703    31,453     3,820    16,068    51,341
Time-charter hire expense       44,462         -    50,241    94,703    52,174         -    72,280   124,454
Depreciation & amortization     29,294     7,755    13,108    50,157    30,099     7,523    12,684    50,306

Cash flow from vessel
  operations*                   65,878    13,917    40,934   120,729    74,622    17,694    73,554   165,870
----------------------------- --------- --------- --------- --------- --------- --------- --------- ---------

*Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense and vessel write-downs/(gain) loss on sale of vessels. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company’s Web site at www.teekay.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

Fixed-Rate Tanker Segment

Cash flow from vessel operations from the Company’s fixed-rate tanker segment decreased to $65.9 million in the second quarter of 2006, compared to $74.6 million in the second quarter of 2005, primarily because of lower utilization of the shuttle tanker fleet due to earlier seasonal maintenance of offshore oil facilities than in the prior year.

In addition to the announcement of the Company’s plan to create Teekay Offshore Partners, L.P., there were a number of other developments relating to Teekay’s fixed-rate tanker segment during the quarter, including:

  the time charter contract for one of the Company’s floating storage and offtake units operating in the Northwest Shelf of Australia was extended for an additional eight years;
  the time charter contracts for three of the Company's existing shuttle tankers operating in Brazil were recently renewed at higher rates; and
  one of the Company's shuttle tankers commenced a short-term contract in July 2006 to operate in the U.S. Gulf.

As previously announced, the Company was awarded 13-year fixed-rate charter contracts for two Suezmax shuttle tankers and one Aframax shuttle tanker by a subsidiary of Petroleo Brasileiro S.A. The charters are scheduled to commence at various dates during the second half of 2006 and the first quarter of 2007.

Fixed-Rate LNG Segment

The Company’s cash flow from vessel operations from its existing four LNG carriers during the second quarter of 2006 decreased to $13.9 million from $17.7 million for the second quarter of 2005. This decrease in cash flow was primarily due to one LNG carrier being off-hire during a scheduled drydocking, which was extended to complete certain unexpected repairs.

The Company has ownership interests ranging from 40% to 70% in nine additional LNG newbuildings scheduled to deliver at various dates between the fourth quarter of 2006 and early 2009, all of which will commence service upon delivery under 20 or 25-year fixed-rate contracts with major energy companies.

Spot Tanker Segment

Cash flow from vessel operations from the Company’s spot tanker segment decreased to $40.9 million for second quarter of 2006 from $73.6 million for the second quarter of 2005, primarily due a reduction in the size of the Company’s spot tanker fleet resulting from the sale of a number of older vessels during the past 12 months, and a decrease in spot charter tanker rates, partially offset by newbuilding deliveries. On a net basis, these fleet changes reduced the total number of revenue days in the Company’s spot tanker segment from 5,930 days for the second quarter of 2005 to 4,969 days for the second quarter of 2006. Revenue days represent the total number of vessel calendar days less off-hire days associated with major repairs, drydockings or mandated surveys.

In July 2006, the Company exercised options for two additional newbuilding Suezmax tankers for a total delivered cost of approximately $162 million, scheduled for delivery in early 2009. With this order, the Company currently has eight newbuilding Suezmax tankers on order for a total cost of approximately $610 million, scheduled to deliver during 2008 and 2009.

The Company’s spot tanker segment includes vessels operating on voyage and period out-charters with an initial term of less than three years. The following table highlights the operating performance of the Company’s spot tanker segment measured in net voyage revenues per revenue day, or time-charter equivalent (TCE), and includes the effect of forward freight agreements (FFAs) which are entered into as hedges against a portion of the Company’s exposure to spot market rates:

---------------------------------------------------------------------------------------------------------------------------
                                                    Three Months Ended                         Six Months Ended
                                       June 30,        March 31,        June 30,        June 30,         June 30,
                                         2006            2006             2005            2006             2005
---------------------------------------------------------------------------------------------------------------------------
Spot Tanker Segment
   Very Large Crude Carrier Fleet
   Revenue days                             -               -                -               -               90
   TCE per revenue day                      -               -                -               -          $92,844

   Suezmax Tanker Fleet
   Revenue days                           420             360              577             780            1,117
   TCE per revenue day *              $26,029         $54,147          $42,527         $39,006          $40,756

   Aframax Tanker Fleet
   Revenue days                         2,926           2,925            3,575           5,852            7,896
   TCE per revenue day                $29,191         $44,333          $34,496         $36,754          $37,301

   Large/Medium-Size Product
   Tanker Fleet
   Revenue days                           715             948              782           1,663            1,429
   TCE per revenue day                $26,173         $33,330          $28,508         $30,253          $30,062

   Small Product Tanker Fleet
   Revenue days                           908             896              996           1,804            1,945
   TCE per revenue day                $16,259         $17,169          $15,148         $16,711          $15,764

--------------------------------------------------------------------------------------------------------------------------

*TCE results for the Suezmax tanker fleet include certain FFAs and fixed-rate contracts of affreightment that were entered into as hedges against several of the Company’s vessels. Excluding these amounts, TCEs on a revenue-day basis for the quarters ended June 30, 2006, March 31, 2006 and June 30, 2005 would have been $33,864, $64,493 and $46,122 per day, respectively. Excluding these amounts, TCEs on a revenue-day basis for the six months ended June 30, 2006 and June 30, 2005 would have been $48,353 and $50,967 per day, respectively.

Tanker Market Overview

During the second quarter of 2006, crude tanker freight rates did not follow their normal seasonal pattern of steadily declining into the summer as oil imports continued at a relatively high level. Although freight rates did experience some weakness at the beginning of the second quarter due to heavier than normal refinery maintenance, rates rebounded toward the end of the quarter as the refineries came back on-line and oil imports returned to a high level.

Product tanker rates remained at firm levels, compared to historical averages, due in part to high volumes of product imports into the United States and an increase in West African product imports as a result of refinery outages in Nigeria.

Global oil demand, an underlying driver of tanker demand, declined to 83.3 million barrels per day (mb/d) during the second quarter of 2006, a decrease of 1.6 mb/d from the previous quarter but was 0.8 mb/d, or 1.0%, higher than the second quarter of 2005. On July 12, 2006, the International Energy Agency (IEA) reiterated its forecast of strong oil demand growth in the second half of 2006, with demand in the fourth quarter estimated to be 3.0 mb/d, or 3.6%, higher than the second quarter of 2006. For 2007, the IEA forecasts a further increase in oil demand of 1.6 mb/d to 86.4 mb/d, 1.8% higher than 2006.

Global oil supply, a direct driver of tanker demand, averaged 85.1 mb/d, unchanged from the record high level of the previous quarter, but 0.4 mb/d higher than the second quarter of 2005.

The size of the world tanker fleet rose to 366.4 million deadweight tonnes (mdwt) as of June 30, 2006, up 3.7 mdwt, or 1%, from the end of the previous quarter. Deletions, including vessels converted for offshore projects and thus removed from the trading tanker fleet, aggregated 1.0 mdwt in the second quarter of 2006 compared to 0.9 mdwt in the previous quarter. Deliveries of tanker newbuildings during the second quarter of 2006 declined to 4.7 mdwt from 7.0 mdwt during the first quarter of 2006.

As of June 30, 2006, the world tanker orderbook stood at 110.3 mdwt, representing 30.1% of the total world tanker fleet, compared to 101.5 mdwt, or 28%, as of March 31, 2006.

Teekay Fleet

As at June 30, 2006, Teekay’s fleet (excluding vessels managed for third parties) consisted of 146 vessels, including chartered-in vessels and newbuildings on order.

The following table summarizes the Teekay fleet as at June 30, 2006 (including the two Suezmaxes ordered in early July):

------------------------------------------------------------------------------------------------------
                                                                Number of Vessels (1)
                                                 -----------------------------------------------------
                                                     Owned    Chartered-in    Newbuildings
                                                    Vessels      Vessels        on Order       Total
------------------------------------------------------------------------------------------------------
  Spot Tanker Segment:
    Suezmax Tankers                                    1              4             8           13
    Aframax Tankers                                   21             11             -           32
    Large / Medium-Size Product Tankers                4              5             4           13
    Small Product Tankers                              -             11             -           11
------------------------------------------------------------------------------------------------------
    Total Spot Tanker Segment                         26             31            12           69
======================================================================================================

  Fixed-Rate Tanker Segment:
    Shuttle Tankers (2)                               27             13             -           40
    Conventional Tankers (3)                          16              1             2           19
    Floating Storage & Offtake (FSO) Units (4)         4              -             -            4
    LPG / Methanol Carriers                            1              -             -            1
------------------------------------------------------------------------------------------------------
    Total Fixed-Rate Tanker Segment                   48             14             2           64
======================================================================================================

  Fixed-Rate LNG Segment (5)                           4              -             9           13
------------------------------------------------------------------------------------------------------
  Total                                               78             45            23          146
======================================================================================================
(1)	Excludes vessels managed on behalf of third parties.
(2)	Includes six shuttle tankers of which the Company's ownership interests range from 50% to 50.5%.
(3)	Includes eight Suezmax tankers owned by subsidiaries of Teekay LNG.
(4)	Includes one unit in which the Company's ownership interest is 89%.
(5)	The four existing LNG vessels are owned by Teekay LNG. Teekay LNG has agreed to acquire Teekay's 70% interest in three of the LNG newbuildings and, in accordance with existing agreements, Teekay will offer to Teekay LNG all its interests in the remaining six LNG newbuldings, which interests include a 70% interest in two vessels and a 40% interest in four vessels.

Liquidity and Capital Expenditures

As of June 30, 2006, the Company had total liquidity of $964.7 million, comprising $287.2 million in cash and cash equivalents and $677.5 million in undrawn medium-term revolving credit facilities.

As of June 30, 2006, the Company had remaining capital commitments relating to its portion of newbuildings and vessels on order as illustrated in the following table:

------------------------------------------------ ---------- ---------- ---------- ---------- ---------- ----------
                                                                                                         Undrawn
                                                                                                         Related
                                                  Remainder                                               Debt
(in millions)                                     of 2006      2007       2008       2009      Total    Ficilities
------------------------------------------------ ---------- ---------- ---------- ---------- ---------- ----------
Fixed-Rate Tanker Segment                           $141        $36        $59          -       $236        $67
------------------------------------------------ ---------- ---------- ---------- ---------- ---------- ----------
Fixed-Rate LNG Segment                                84        331        158         25        598        709
------------------------------------------------ ---------- ---------- ---------- ---------- ---------- ----------
Spot Tanker Segment                                   81         89        222         37        429        471
------------------------------------------------ ---------- ---------- ---------- ---------- ---------- ----------
Total                                               $306       $456       $439        $62     $1,263     $1,247
------------------------------------------------ ---------- ---------- ---------- ---------- ---------- ----------

About Teekay

Teekay Shipping Corporation transports more than 10 percent of the world’s seaborne oil and has expanded into the liquefied natural gas shipping sector through its publicly-listed subsidiary, Teekay LNG Partners L.P. (NYSE: TGP). With a fleet of over 145 tankers, offices in 15 countries and 5,100 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies, helping them seamlessly link their upstream energy production to their downstream processing operations. Teekay’s reputation for safety, quality and innovation has earned it a position with its customers as The Marine Midstream Company.

Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.

Earnings Conference Call

The Company plans to host a conference call at 11:00 a.m. EDT on Thursday, August 3rd, 2006, to discuss the Company’s results and the outlook for its business activities. All shareholders and interested parties are invited to listen to the live conference call and view the Company’s earnings presentation through the Company’s Web site at www.teekay.com. The Company plans to make available a recording of the conference call until midnight August 10th, 2006 by dialing (719) 457-0820, access code 4379007, or via the Company’s Web site until September 4th, 2006.

For Investor Relations enquiries contact:
Scott Gayton
Tel: +1 (604) 844-6654

For Media enquiries contact:
Kim Barbero
Tel: +1 (604) 609-4703

Web site: www.teekay.com

------------------------------------------------------------------------------------------------------------------------
                                              TEEKAY SHIPPING CORPORATION
                                     SUMMARY CONSOLIDATED STATEMENTS OF INCOME
                            (in thousands of U.S. dollars, except share and per share data)
------------------------------------------------------------------------------------------------------------------------

                                                     Three Months Ended                     Six Months Ended
                                            June 30,       March 31,      June 30,       June 30,       June 30,
                                              2006           2006           2005           2006           2005
                                           (unaudited)    (unaudited)    (unaudited)    (unaudited)    (unaudited)
---------------------------------------- -------------- -------------- -------------- -------------- --------------

VOYAGE REVENUES                              422,587        525,996        480,140        948,583        997,551
---------------------------------------- -------------- -------------- -------------- -------------- --------------

OPERATING EXPENSES
Voyage expenses                              111,417        133,611         98,296        245,028        196,825
Vessel operating expenses                     51,703         53,224         51,341        104,927        105,781
Time-charter hire expense                     94,703        104,424        124,454        199,127        233,036
Depreciation and amortization                 50,157         50,484         50,306        100,641        104,389
General and administrative (1)                41,456         40,260         40,179         81,716         73,877
Writedown / (gain) on sale of
   vessels and equipment                       1,650           (607)       (15,894)         1,043       (117,747)
Restructuring charge                           2,579          1,887              -          4,466              -
---------------------------------------- -------------- -------------- -------------- -------------- --------------
                                             353,665        383,283        348,682        736,948        596,161
---------------------------------------- -------------- -------------- -------------- -------------- --------------
Income from vessel operations                 68,922        142,713        131,458        211,635        401,390
---------------------------------------- -------------- -------------- -------------- -------------- --------------
OTHER ITEMS
Interest expense                             (36,729)       (36,758)       (33,319)       (73,487)       (71,016)
Interest income                               13,585         12,101          8,426         25,686         16,656
Income tax (expense) recovery                 (7,040)        (3,784)           555        (10,824)         9,872
Equity (loss) income from
  joint ventures                                (851)         1,145          2,884            294          5,711
Foreign exchange (loss) gain                 (21,804)       (11,464)        21,665        (33,268)        47,539
Other - net                                    4,310         (2,249)       (27,100)         2,061        (26,537)
---------------------------------------- -------------- -------------- -------------- -------------- --------------
                                             (48,529)       (41,009)       (26,889)       (89,538)       (17,775)
---------------------------------------- -------------- -------------- -------------- -------------- --------------
Net income                                    20,393        101,704        104,569        122,097        383,615
======================================== ============== ============== ============== ============== ==============
Earnings per common share
-             Basic                            $0.27          $1.41          $1.31          $1.67          $4.72
-             Diluted (2)                      $0.27          $1.35          $1.23          $1.62          $4.42
---------------------------------------- -------------- -------------- -------------- -------------- --------------
Weighted-average number of
    common shares outstanding
-             Basic                       74,253,710     72,153,868     79,953,740     73,209,590     81,279,750
-             Diluted (2)                 75,784,914     75,230,591     85,314,815     75,509,284     86,741,711
======================================== ============== ============== ============== ============== ==============
(1)	Effective January 1, 2006, Teekay has adopted SFAS 123(R), which requires all share-based payments to employees, including stock options, to be recognized in the income statement based on their fair values. For the three and six months ended June 30, 2006, general and administrative expense includes $2.3 million and $4.3 million, respectively, of stock option expense. Prior to January 1, 2006, Teekay disclosed stock option expense on a pro forma basis in the notes to the financial statements, but did not recognize the expense in the income statement.

(2)	Reflects the effect of outstanding stock options, and the $143.75 million mandatory convertible preferred PEPS Units, computed using the treasury stock method. For the first quarter of 2006, the impact of the PEPS Units was limited to the period from January 1, 2006 to February 16, 2006, at which time the Company issued 6,534,300 shares of common stock following settlement of the purchase contracts associated with the PEPS Units.

------------------------------------------------------------------------------------------------------------------------
                                              TEEKAY SHIPPING CORPORATION
                                          SUMMARY CONSOLIDATED BALANCE SHEETS
                                            (in thousands of U.S. dollars)
------------------------------------------------------------------------------------------------------------------------
                                                                          As at June 30,        As at December 31,
                                                                               2006                      2005
                                                                            (unaudited)
ASSETS
Cash and cash equivalents                                                     287,228                   236,984
Other current assets                                                          268,430                   241,147
Restricted cash - current                                                     161,074                   152,286
Vessel held for sale                                                            2,500                         -
Restricted cash - long-term                                                   615,614                   158,798
Vessels and equipment                                                       3,171,765                 3,248,122
Advances on newbuilding contracts                                             287,190                   473,552
Other assets                                                                  530,517                   360,034
Intangible assets                                                             242,902                   252,280
Goodwill                                                                      170,897                   170,897
-------------------------------------------------------------------- ------------------------- -------------------------
Total Assets                                                                5,738,117                 5,294,100
==================================================================== ========================= =========================
LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable and accrued liabilities                                      167,800                   166,786
Current portion of long-term debt                                             189,126                   298,054
Long-term debt                                                              2,461,625                 2,134,924
Other long-term liabilities                                                   225,366                   174,991
Minority interest                                                             281,630                   282,803
Stockholders' equity                                                        2,412,570                 2,236,542
-------------------------------------------------------------------- ------------------------- -------------------------
Total Liabilities and Stockholders' Equity                                  5,738,117                 5,294,100
==================================================================== ========================= =========================

------------------------------------------------------------------------------------------------------------------------
                                              TEEKAY SHIPPING CORPORATION
                                      SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
                                            (in thousands of U.S. dollars)
------------------------------------------------------------------------------------------------------------------------
                                                                                      Six Months Ended
                                                                                          June 30,
                                                                               2006                      2005
                                                                            (unaudited)              (unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
--------------------------------------------------------------------- ------------------------ -------------------------
Net operating cash flow                                                       242,256                   346,790
--------------------------------------------------------------------- ------------------------ -------------------------

FINANCING ACTIVITIES
Net proceeds from long-term debt                                              569,033                 1,222,834
Scheduled repayments of long-term debt                                        (15,134)                  (58,986)
Prepayments of long-term debt                                                (259,375)               (1,732,460)
(Increase)/decrease in restricted cash                                       (430,753)                   16,599
Repurchase of common stock                                                   (176,903)                 (223,482)
Net proceeds from the initial public offering of Teekay LNG                         -                   139,395
Settlement of interest rate swaps                                                   -                  (143,295)
Other                                                                         (30,682)                  (10,425)
--------------------------------------------------------------------- ------------------------ -------------------------
Net financing cash flow                                                      (343,814)                 (789,820)
--------------------------------------------------------------------- ------------------------ -------------------------

INVESTING ACTIVITIES
Expenditures for vessels and equipment                                       (156,801)                 (160,729)
Proceeds from sale of vessels and equipment                                   312,972                   433,748
Other                                                                          (4,369)                  (10,194)
--------------------------------------------------------------------- ------------------------ -------------------------
Net investing cash flow                                                       151,802                   262,825
--------------------------------------------------------------------- ------------------------ -------------------------

Increase (decrease) in cash and cash equivalents                               50,244                  (180,205)
Cash and cash equivalents, beginning of the period                            236,984                   427,037
--------------------------------------------------------------------- ------------------------ -------------------------
Cash and cash equivalents, end of the period                                  287,228                   246,832
========================================================================================================================

------------------------------------------------------------------------------------------------------------------------
                                              TEEKAY SHIPPING CORPORATION
                                     APPENDIX A – SPECIFIC ITEMS AFFECTING NET INCOME
                                (in thousands of U.S. dollars, except per share data)

Set forth below are some of the significant items of income and expense that affected the Company’s net income for the three and six months ended June 30, 2006 and 2005, all of which items are typically excluded by securities analysts in their published estimates of the Company’s financial results:

------------------------------------------------------------------------------------------------------------------------
                                                                          Three Months Ended     Six Months Ended
                                                                            June 30, 2006          June 30, 2006
                                                                             (unaudited)            (unaudited)
                                                                                     $ Per                $ Per
                                                                              $      Share         $      Share
------------------------------------------------------------------------ ---------- --------- ---------- ---------
Gain on sale of vessels                                                       500      0.01      1,107      0.01
Foreign currency exchange losses  (1)                                     (15,252)    (0.20)   (24,194)    (0.32)
Deferred income tax expense on unrealized foreign exchange gains (2)       (6,966)    (0.09)   (10,583)    (0.14)
Write down of vessels and equipment                                        (2,150)    (0.03)    (2,150)    (0.03)
Loss on bond repurchases (8.875% Notes due 2011)                                -         -       (375)        -
Restructuring charge (3)                                                   (2,579)    (0.04)    (4,466)    (0.06)
Loss on expiry of options to construct LNG carriers  (4)                   (3,000)    (0.04)    (6,102)    (0.08)
------------------------------------------------------------------------ ---------- --------- ---------- ---------
Total                                                                     (29,447)    (0.39)   (46,763)    (0.62)
======================================================================== ========== ========= ========== =========

------------------------------------------------------------------------------------------------------------------------
                                                                           Three Months Ended      Six Months Ended
                                                                             June 30, 2005           June 30, 2005
                                                                              (unaudited)             (unaudited)
                                                                                      $ Per                 $ Per
                                                                              $       Share         $       Share
------------------------------------------------------------------------ ---------- ---------- ---------- ----------
Gain on sale of vessels                                                    26,095      0.31     127,948      1.48
Foreign currency translation gains (1)                                     16,601      0.19      42,475      0.49
Deferred income tax recoveries on unrealized foreign exchange losses (2)    4,304      0.05      10,297      0.12
Write off of capitalized loan costs and loss on termination of interest   (15,282)    (0.18)    (15,282)    (0.18)
  rate swaps
Write down of vessels and equipment                                       (10,201)    (0.12)    (10,201)    (0.12)
Loss on bond repurchase (8.875% Notes due 2011)                            (8,775)    (0.10)     (8,775)    (0.10)

------------------------------------------------------------------------ ---------- ---------- ---------- ----------
Total                                                                      12,742      0.15     146,462      1.69
======================================================================== ========== ========== ========== ==========
(1)	Foreign currency exchange gains and losses (net of minority owners’ share) primarily relate to the Company’s debt denominated in Euros and deferred tax liability denominated in Norwegian Kroner. Nearly all of the Company’s foreign currency exchange gains and losses are unrealized.

(2)	Portion of deferred income tax related to unrealized foreign exchange gains and losses.

(3)	Restructuring charge in 2006 relates primarily to the relocation of certain operational functions.

(4)	During February and June 2006, options to order four newbuilding LNG carriers expired. Of the $12 million cost of these options, $6 million was forfeited and expensed in the first six months of 2006, and $6 million is to be applied against any LNG newbuildings which Teekay may order at these particular shipyards during 2006.

--------------------------------------------------------------------------------------------------------------------------
                                               TEEKAY SHIPPING CORPORATION
                                          APPENDIX B - SUPPLEMENTAL INFORMATION
                                             (in thousands of U.S. dollars)
--------------------------------------------------------------------------------------------------------------------------

                                                        Three Months Ended June 30, 2006
                                                                   (unaudited)
                                       Fixed-Rate
                                         Tanker           Fixed-Rate         Spot Tanker
                                         Segment          LNG Segment          Segment            Total
---------------------------------- ------------------ ------------------ ------------------ ------------------
Net voyage revenues (1)                  159,230             22,119            129,821            311,170
Vessel operating expenses                 33,012              4,828             13,863             51,703
Time-charter hire expense                 44,462                  -             50,241             94,703
Depreciation and amortization             29,294              7,755             13,108             50,157
General and administrative                15,878              3,374             22,204             41,456
Writedown / (gain) on sale of
  vessels and equipment                    1,950                  -               (300)             1,650
Restructuring charge                           -                  -              2,579              2,579
---------------------------------- ------------------ ------------------ ------------------ ------------------
Income from vessel operations             34,634              6,162             28,126             68,922
================================== ================== ================== ================== ==================

                                                        Three Months Ended March 31, 2006
                                                                   (unaudited)
                                       Fixed-Rate
                                         Tanker           Fixed-Rate         Spot Tanker
                                         Segment          LNG Segment          Segment            Total
---------------------------------- ------------------ ------------------ ------------------ ------------------
Net voyage revenues (1)                  172,537             23,700            196,148            392,385
Vessel operating expenses                 34,883              3,693             14,648             53,224
Time-charter hire expense                 49,921                  -             54,503            104,424
Depreciation and amortization             29,611              7,678             13,195             50,484
General and administrative                14,539              3,381             22,340             40,260
Gain on sale of vessels and
  equipment                                 (105)                 -               (502)              (607)
Restructuring charge                           -                  -              1,887              1,887
---------------------------------- ------------------ ------------------ ------------------ ------------------
Income from vessel operations             43,688              8,948             90,077            142,713
================================== ================== ================== ================== ==================

                                                        Three Months Ended June 30, 2005
                                                                   (unaudited)
                                       Fixed-Rate
                                         Tanker           Fixed-Rate         Spot Tanker
                                         Segment          LNG Segment          Segment            Total
---------------------------------- ------------------ ------------------ ------------------ ------------------
Net voyage revenues (1)                  171,856             24,776            185,212            381,844
Vessel operating expenses                 31,453              3,820             16,068             51,341
Time-charter hire expense                 52,174                  -             72,280            124,454
Depreciation and amortization             30,099              7,523             12,684             50,306
General and administrative                13,607              3,262             23,310             40,179
Writedown / (gain) on sale of
  vessels and equipment                   10,253                  -            (26,147)           (15,894)
---------------------------------- ------------------ ------------------ ------------------ ------------------
Income from vessel operations             34,270             10,171             87,017            131,458
================================== ================== ================== ================== ==================

--------------------------------------------------------------------------------------------------------------------------
                                               TEEKAY SHIPPING CORPORATION
                                          APPENDIX B - SUPPLEMENTAL INFORMATION
                                             (in thousands of U.S. dollars)
--------------------------------------------------------------------------------------------------------------------------

                                                        Six Months Ended June 30, 2006
                                                                   (unaudited)
                                       Fixed-Rate
                                         Tanker           Fixed-Rate         Spot Tanker
                                         Segment          LNG Segment          Segment            Total
---------------------------------- ------------------ ------------------ ------------------ ------------------
Net voyage revenues (1)                  331,767             45,819            325,969            703,555
Vessel operating expenses                 67,895              8,521             28,511            104,927
Time-charter hire expense                 94,383                  -            104,744            199,127
Depreciation and amortization             58,905             15,433             26,303            100,641
General and administrative                30,417              6,755             44,544             81,716
Writedown / (gain) on sale of
  vessels and equipment                    1,845                  -               (802)             1,043
Restructuring charge                           -                  -              4,466              4,466
---------------------------------- ------------------ ------------------ ------------------ ------------------
Income from vessel operations             78,322             15,110            118,203            211,635
================================== ================== ================== ================== ==================

                                                        Six Months Ended June 30, 2005
                                                                   (unaudited)
                                       Fixed-Rate
                                         Tanker           Fixed-Rate         Spot Tanker
                                         Segment          LNG Segment          Segment            Total
---------------------------------- ------------------ ------------------ ------------------ ------------------
Net voyage revenues (1)                  329,733             48,993            422,000            800,726
Vessel operating expenses                 63,743              8,163             33,875            105,781
Time-charter hire expense                 94,540                  -            138,496            233,036
Depreciation and amortization             60,794             15,045             28,550            104,389
General and administrative                26,040              6,202             41,635             73,877
Writedown / (gain) on sale of
    vessels and equipment                  5,369                  -           (123,116)          (117,747)
---------------------------------- ------------------ ------------------ ------------------ ------------------
Income from vessel operations             79,247             19,583            302,560            401,390
================================== ================== ================== ================== ==================
(1)	Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company’s Web site at www.teekay.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the Company’s future growth prospects; tanker market fundamentals, including the balance of supply and demand in the tanker market, and spot tanker charter rates; the Company’s future capital expenditure commitments and the financing requirements for such commitments; the offers to Teekay LNG of Teekay’s interests in LNG projects; the proposed initial public offering of Teekay Offshore Partners L.P., and the timing of filing a registration statement relating to the initial public offering; and the timing of newbuilding deliveries and the commencement of charter contracts. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in production of or demand for oil, petroleum products and LNG, either generally or in particular regions; greater or less than anticipated levels of tanker newbuilding orders or greater or less than anticipated rates of tanker scrapping; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; changes in the typical seasonal variations in tanker charter rates; changes in the offshore production of oil or demand for shuttle tankers; the potential for early termination of long-term contracts and inability of the Company to renew or replace long-term contracts; changes affecting the offshore tanker market; conditions in the United States capital markets, particularly those affecting valuations of master limited partnerships; shipyard production delays; the Company’s future capital expenditure requirements; the Company’s and Teekay LNG’s potential inability to raise financing to purchase additional vessels; and other factors discussed in Teekay’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2005. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.